Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA


06013001

date 21 April 2006

SUPPL

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Press release AGM 21 April 2006
- Dividend Announcement dated 21 April 2006

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman


SEC MAIL
RECEIVED
MAY 0 1 2006
WASH. D.C.
199
SECTION
PROCESSING

Enclosures

Heineken Holding N.V.

Resolutions of the Annual General Meeting of Shareholders (AGM) of Heineken Holding N.V. dated 20 April 2006.

2 **Adoption of the balance sheet as at 31 December 2005, the income statement for the year 2005 and the notes thereto.**
The AGM adopted the annual accounts 2005.

4 **Discharge of the members of the Board of Directors.**
The AGM discharged the members of the Board of Directors for their management during the financial year 2005 in as far as appears from the annual accounts.

5 **Authorisation of the Board of Directors to repurchase own shares.**
The AGM has authorised the Board of Directors for the statutory maximum period of 18 months, starting 20 April 2006, to repurchase shares subject to the following conditions and with due observance of the law and the Articles of Association:

a. the maximum number of shares which may be repurchased is the statutory maximum of 10% of the issued share capital of the company;
b. repurchase transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the repurchase transaction or, in the absence of such a price, the latest price quoted therein;
c. repurchase transactions may be executed on the stock exchange or otherwise.

6 **Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights.**
The AGM has authorised the Board of Directors for a period of 18 months, starting 20 April 2006, to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

Amsterdam, 21 April 2006

HEINEKEN HOLDING N.V.

registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice that a dividend of €0.40 per ordinary share of €1.60 nominal value has been declared for the 2005 financial year. The interim dividend of €0.16 already made payable on 21 September 2005 will be deducted from this. The final dividend per ordinary share is therefore €0.24.

The final dividend, less 25% dividend withholding tax, will be made payable as of 8 May 2006 at ABN AMRO Bank N.V., Amsterdam.
The company's ordinary shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam N.V. as of 24 April 2006.

Amsterdam, 21 April 2006